Exhibit 4.2

Extension of Common Stock Purchase Warrants Series “A”

The Term of the Common Stock Purchase Warrant Series “A” shall be extended for a period of one year until March 31, 2013, following the expiration of the current extended Term on March 31, 2012. All other provisions of the Warrant shall remain the same.

IN WITNESS THEREOF, the Company has executed this Extension as of this 28th day of February, 2012.

POWIN CORPORATION

By:	/s/ Joseph Lu
Chief Executive Officer